U
NITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for February, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F    X
Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____
No    X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____
No    X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____
No    X

Enclosures: SASOL LIMITED | Changes to Group Executive Committee

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

CHANGES TO GROUP EXECUTIVE COMMITTEE

Sasol announced today that Mr Stephan Schoeman, the Group
Executive Committee (GEC) member responsible for, among others,
Sasol’s Lake Charles Chemicals Project in Louisiana in the
United States (LCCP), will be retiring from the Company after
30 years of service.
Stephan joined Sasol in 1989 and has held various management positions in Sasol. He played a key role in our international expansion strategy when he was placed in Hong Kong and Germany.
Stephan served as Managing Director of Sasol Infrachem from 2009 and was appointed Managing Director of Sasol Synfuels in 2011.

In 2014, he was appointed to the GEC as Executive Vice President
(EVP): Technology. In 2016, Stephan took on responsibility for the LCCP and has since been instrumental in overseeing the
engineering and construction works of the new plant.

With effect from 1 April 2019, project accountabilities for the
LCCP will report to Mr Fleetwood Grobler in his capacity as EVP:
Chemicals Business. The commissioning and operations of the LCCP already report to Mr Bernard Klingenberg, who is the EVP
responsible for Sasol operations globally.

As announced on 8 February 2019, engineering and procurement activities were substantially complete at the end of December
2018, and construction progress was at 84%.

Sandton
25 February 2019

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 25 February 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary